09057585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40623

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Döding + Partners Brokerage, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Weissdornweg 35
(No. and Street)

Pulheim	Germany	50259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jürgen Döding + 49 2238 1 5852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reinhard Bühler
(Name – *if individual, state last, first, middle name*)

Landstrasse 74	Rommerskirchen	41569	
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
101

PROCESSED
MAR 10 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jürgen Döding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Döding & Partners Brokerage Inc., as of 12/31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIPL.-OEC. REINHARD BÜHLER
WIRTSCHAFTSPRÜFER UND STEUERBERATER

Dipl.-Oec. Reinhard Bühler · Landstraße 74 · 41569 Rommerskirchen

Landstraße 74
41569 Rommerskirchen

Telefon 0 21 83 / 67 22

Doding & Partners
Brokerage Inc.
Weissdornweg 35

50259 Pulheim

den 10.02.09
Unsere Zeichen B/Kr

Independent Auditors' Report

Board of Directors
Doding & Partners Brokerage, Inc.

I have audited the accompanying statement of financial condition of Doding & Partners, Inc., as of December 31, 2008 and the related statements of income (loss), changes in ownership equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about wether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Sparkasse Neuss
(BLZ 305 50 000)
Konto-Nummer 170 662

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Doding & Partners Brokerage, Inc. as of December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation for determination of reserve requirements for broker dealers under Rule 15 c 3 - 3, ownership equity, and reconciliation of the computation of net capital under Rule 15 c 3-1 and computation for determination of the reserve requirements under Exhibit A of Rule 15 c 3-3 at December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17 a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rommerskirchen,
Febr. 10, 2009

DIPL.-OEC. REINHARD BÜHLER WIRTSCHAFTS-PRÜFER SIEGEL ROMMERSKIRCHEN

Bühler
Wirtschaftsprüfer

INDEPENDENT AUDITORS' REPORT
INTERNAL CONTROL STRUCTURE

In planning and performing my audit of the financial statements of Doding & Partners Brokerage, Inc. for the year ended December 31, 2008 (on which I have issued the report dated Febr. 10, 2009), I considered its internal control structure in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17 a-5 (g) (1) of the Securities and Exchange Commission (the Commission), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Doding & Partners, Inc. that I considered relevant to the objectives stated in Rule 17 a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17 a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15 c 3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, accounts, verifications, and the recordation of differences required by Rule 17 a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess wether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17 a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purpose. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17 a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Supplemental Information
Pursuant to Rule 17 a-5 of the
Securities Exchange Act of 1934
For the year January 1, 2008
to December 31, 2008

Doding & Partners Brokerage, Inc.
Notes to Financial Statements
December 31, 2008

Note 1 - Summary of Significant Accounting Policies

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15 c 3-3 (k) (2) (ii) which provides that all the funds and securities belonging to the Company's customers are to be handled by a correspondent broker-dealer.

Commission revenue and expense are recorded on a settlement date basis, generally the fifth business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Depreciation is provided for using an accelerated method over a period of five to seven years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15 c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.
At December 31, 2008, the Company had net capital of approximately $ 5.898,37.

Note 3 - Possession or Control Requirements

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15 c 3-3 (K) (2) (ii) by promptly transmitting all customer funds and securities to the correspondent broker who carries the customer accounts; therefore, the Company does not to have any possession or control of customer funds or securities.

Doding & Partners Brokerage, Inc.
A Reconciliation of the Computation of
Net Capital Under Rule 15 c 3-1 and the
Computation for Determination of the
Reserve Requirements under Exhibit A of
Rule 15 c 3-3 as of December 31, 2008

There were no material differences.

The preceding notes form an integral part of this supplemental information.

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2008 [8005] and ending 12/31/2008 [8006]

SEC File Number: 40623 [8011]

Firm ID: 23670

1. Name of Broker Dealer: DODING & PARTNERS BROKERAGE, I [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

3.	Respondent conducts a securities business exclusively with registered broker-dealers:	Yes ○	No ●	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	Yes ○	No ●	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	Yes ○	No ●	[8075]
	(b) municipals	Yes ○	No ●	[8076]
	(c) other debt instruments	Yes ○	No ●	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	Yes ○	No ●	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	Yes ○	No ●	[8079]
8.	Respondent carries its own public accounts:	Yes ○	No ●	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) Public customer accounts ____ [8080]

(b) Omnibus accounts ________ [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ◯ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a) Direct Mail (New York Stock Exchange Members Only) ☐ [8086]

(b) Self Clearing ☐ [8087]

(c) Omnibus ☐ [8088]

(d) Introducing ☑ [8089]

(e) Other ☐ [8090]

(f) Not Applicable ☐ [8091]

12. Yes ◯ No ◉ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) American ☐ [8120]

(2) Boston ☐ [8121]

(3) CBOE ☐ [8122]

(4) Midwest ☐ [8123]

(5) New York ☐ [8124]

(6) Philadelphia ☐ [8125]

(7) Pacific Coast ☐ [8126]

(8) Other ☐ [8129]

13. Employees:

(a) Number of full-time employees 1 [8101]

(b) Number of full-time employees registered representatives employed by respondent included in 13(a) 1 [8102]

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ◯ Estimate ◯

(a) equity securities transactions effected on a national securities exchange ________ [8107]

(b) equity securities transactions effected other than on a national securities exchange ________ [8108]

(c) commodity, bond, option, and other transactions effected on or off a national

securities exchange [8109]

Respondent is a member of the Securities Investor Protection Corporation Yes (•) No ( ) [8111]

18. Number of branch officies operated by respondent 0 [8112]

19. Yes ( ) No (•) [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) **Name of parent or affiliate** [8131]

(c) **Type of institution** [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank Yes ( ) No (•) [8113]

21. Yes ( ) No (•) [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) **Name of parent** [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer Yes ( ) No (•) [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: Yes ( ) No (•) [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income 0 [8151]

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: DODING & PARTNERS BROKERAGE, I [0013]

SEC File Number: 8- 40623 [0014]

Address of Principal Place of Business: WEISSDORNWEG 35 [0020]

D-50259 PULHEIM-S [0021] [0022] D-50667 [0023]

Firm ID: 23670 [0015]

For Period Beginning 10/01/2008 [0024] And Ending 12/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: JERRY M. HILL, FINOP [0030] Phone: (210)599-3800 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	15 [0200]		15 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	6,556 [0295]		
	B. Other	[0300]	[0550]	6,556 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. TOTAL ASSETS	6,571 [0540]	0 [0740]	6,571 [0940]

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	673 [1205]	[1385]	673 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders** [1000]			
2. **Includes equity**			

	subordination (15c3-1(d)) of ______ [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	673 [1230]	0 [1450]	673 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	8,000 [1792]
C.	Additional paid-in capital	7,000 [1793]
D.	Retained earnings	-9,102 [1794]
E.	Total	5,898 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	5,898 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	6,571 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2008 [3932] Period Ending 12/31/2008 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	1,982 [3938]
c.	All other securities commissions	1,982 [3939]
d.	Total securities commissions	3,964 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	56 [3995]
9.	Total revenue	4,020 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	1,100 [4120]
11.	Other employee compensation and benefits	[4115]
12.	Commissions paid to other broker-dealers	2,373 [4140]
13.	Interest expense	[4075]
a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses	[4195]
15.	Other expenses	1,200 [4100]
16.	Total expenses	4,673 [4200]

NET INCOME

-653

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		[4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-653 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-397 [4211]

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	SOUTHWEST SECURITIES, INC. [4335A2]	All [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		5,898 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		5,898 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		5,898 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	0 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	0 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		5,898 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	
	2. **Debt securities**	[3733]	
	3. **Options**	[3730]	

4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			5,898 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	44 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	898 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	5,830 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			673 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			673 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 11 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	____ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	____ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	____ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	____ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	____ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	____ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	____ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	____ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	____ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	____ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		6,553 [4240]
A.	Net income (loss)		-653 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		5,900 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Doding & Partners Brokerage, Inc.
NET CAPITAL COMPUTATION
December 31, 2008

Total Assets	$6,571.79
Total Liabilities	(673.42)
Net Worth	$5,898.37
Non Allowables	(0.00)
Adjusted Net Worth	$5,898.37
Less Haircuts; 2% of $.15	(.00)
Less Undue Concentration	(0.00)
NET CAPITAL	$5,898.37
Aggregate Indebtedness to Net Capital	11%
6 2/3% of AI	44.89
Net Capital Reauirement	$ 5,000.00
Excess of Net Capital Requirement	$ 898.37

Statement of Cash Flows

January through December 2008

	Jan - Dec 08
OPERATING ACTIVITIES	
Net Income	-1,958.10
Adjustments to reconcile Net Income to net cash provided by operations:	
20000 - Payable SW Securities	673.42
Net cash provided by Operating Activities	-1,284.68
Net cash increase for period	-1,284.68
Cash at beginning of period	7,856.47
Cash at end of period	**6,571.79**

01/25/09
Accrual Basis

Balance Sheet
As of December 31, 2008

	Dec 31, 08
ASSETS	
Current Assets	
Checking/Savings	
11200-SSE CEF Money Market	15.36
11201-SWS Clearing Deposit	6,556.43
Total Checking/Savings	6,571.79
Total Current Assets	6,571.79
TOTAL ASSETS	**6,571.79**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
20000 - Payable SW Securities	673.42
Total Other Current Liabilities	673.42
Total Current Liabilities	673.42
Total Liabilities	673.42
Equity	
39004-Capital Stock	8,000.00
39005-Retained Earnings	-7,232.63
39006-Paid in Capital	7,000.00
Retained Earnings	89.10
Net Income	-1,958.10
Total Equity	5,898.37
TOTAL LIABILITIES & EQUITY	**6,571.79**

Profit & Loss
October through December 2008

	Oct - Dec 08
Ordinary Income/Expense	
Income	
40108-Income CBOE	1,982.00
40109-Income-OTC Stock	1,897.96
40114-Income-Other Exchanges	83.85
44000-Interest on Deposit	4.10
44001-Interest on Company A/C	24.17
44003 - Credit/Margin Interest	27.25
Total Income	4,019.33
Expense	
61600-Commissions Paid	1,100.00
61601-Broker Clearance Paid	2,373.42
63200-Interest Expense	0.00
63300 - Broker Compliance	1,200.00
Total Expense	4,673.42
Net Ordinary Income	-654.09
Net Income	**-654.09**

01/25/09
Accrual Basis

Profit & Loss YTD Comparison

December 2008

	Dec 08	Jan - Dec 08
Ordinary Income/Expense		
Income		
40103-Income ASE Options	0.00	35.00
40106 - Other Options	0.00	944.45
40107-Income-Other Markets	0.00	294.51
40108-Income CBOE	0.00	29,674.18
40109-Income-OTC Stock	313.42	8,473.49
40114-Income-Other Exchanges	0.00	537.68
40126-Income - Non Trades	0.00	100.00
44000-Interest on Deposit	0.20	40.98
44001-Interest on Company A/C	0.01	34.23
44003 - Credit/Margin Interest	0.00	47.86
44004 - Dividend Income	0.00	58.75
Total Income	313.63	40,241.13
Expense		
61600-Commissions Paid	0.00	15,223.69
61601-Broker Clearance Paid	410.92	22,627.48
63200-Interest Expense	-0.01	0.06
63300 - Broker Compliance	300.00	4,347.89
75300-Foreign Withholding Exp	0.00	0.11
Total Expense	710.91	42,199.23
Net Ordinary Income	-397.28	-1,958.10
Net Income	**-397.28**	**-1,958.10**

Trial Balance

As of December 31, 2008

	Dec 31, 08	
	Debit	Credit
11200-SSE CEF Money Market	15.36	
11201-SWS Clearing Deposit	6,556.43	
11300 - Securities Owned	0.00	
11400 - Unrealized G/L	0.00	
20000 - Payable SW Securities		673.42
20050 - Accounts Payable	0.00	
39004-Capital Stock		8,000.00
39005-Retained Earnings	7,232.63	
39006-Paid in Capital		7,000.00
Retained Earnings		89.10
40103-Income ASE Options		35.00
40106 - Other Options		944.45
40107-Income-Other Markets		294.51
40108-Income CBOE		29,674.18
40109-Income-OTC Stock		8,473.49
40114-Income-Other Exchanges		537.68
40126-Income - Non Trades		100.00
44000-Interest on Deposit		40.98
44001-Interest on Company A/C		34.23
44003 - Credit/Margin Interest		47.86
44004 - Dividend Income		58.75
61600-Commissions Paid	15,223.69	
61601-Broker Clearance Paid	22,627.48	
63200-Interest Expense	0.06	
63300 - Broker Compliance	4,347.89	
75300-Foreign Withholding Exp	0.11	
TOTAL	56,003.65	56,003.65

01/25/09

Journal

December 2008

Date	Name	Memo	Account	Debit	Credit
12/1/2008	Southwest Securities		11200-SSE CEF Money...	0.01	
	Southwest Securities		63200-Interest Expense		0.01
				0.01	0.01
12/26/2008	Southwest Securities		40109-Income-OTC Stock		313.42
	Southwest Securities		61601-Broker Clearance...	135.00	
	Southwest Securities		20000 - Payable SW Se...	178.42	
				313.42	313.42
12/26/2008	Broker Compliance		63300 - Broker Complia...	300.00	
	Southwest Securities		20000 - Payable SW Se...		575.92
	Southwest Securities		61601-Broker Clearance...	275.92	
				575.92	575.92
12/31/2008	Southwest Securities		11200-SSE CEF Money...	0.01	
	Southwest Securities		44001-Interest on Comp...		0.01
				0.01	0.01
12/31/2008	Southwest Securities		11201-SWS Clearing D...	0.20	
	Southwest Securities		44000-Interest on Deposit		0.20
				0.20	0.20
TOTAL				**889.56**	**889.56**

General Ledger

As of December 31, 2008

	Date	Name	Split	Amount	Balance
11200-SSE CEF Money Market					15.34
	12/1/2008	Southwest Securities	63200-Interest Ex...	0.01	15.35
	12/31/2008	Southwest Securities	44001-Interest on...	0.01	15.36
Total 11200-SSE CEF Money Market				0.02	15.36
11201-SWS Clearing Deposit					6,556.23
	12/31/2008	Southwest Securities	44000-Interest on...	0.20	6,556.43
Total 11201-SWS Clearing Deposit				0.20	6,556.43
11300 - Securities Owned					0.00
Total 11300 - Securities Owned					0.00
11400 - Unrealized G/L					0.00
Total 11400 - Unrealized G/L					0.00
20000 - Payable SW Securities					-275.92
	12/26/2008	Southwest Securities	40109-Income-O...	178.42	-97.50
	12/26/2008	Southwest Securities	63300 - Broker C...	-575.92	-673.42
Total 20000 - Payable SW Securities				-397.50	-673.42
20050 - Accounts Payable					0.00
Total 20050 - Accounts Payable					0.00
39004-Capital Stock					-8,000.00
Total 39004-Capital Stock					-8,000.00
39005-Retained Earnings					7,232.63
Total 39005-Retained Earnings					7,232.63
39006-Paid in Capital					-7,000.00
Total 39006-Paid in Capital					-7,000.00
Opening Bal Equity					0.00
Total Opening Bal Equity					0.00
Retained Earnings					-89.10
Total Retained Earnings					-89.10
40101- Income NYSE Stocks					0.00
Total 40101- Income NYSE Stocks					0.00
40103-Income ASE Options					-35.00
Total 40103-Income ASE Options					-35.00
40104 - Income Margin Interest					0.00
Total 40104 - Income Margin Interest					0.00
40106 - Other Options					-944.45
Total 40106 - Other Options					-944.45
40107-Income-Other Markets					-294.51
Total 40107-Income-Other Markets					-294.51
40108-Income CBOE					-29,674.18
Total 40108-Income CBOE					-29,674.18
40109-Income-OTC Stock					-8,160.07
	12/26/2008	Southwest Securities	-SPLIT-	-313.42	-8,473.49
Total 40109-Income-OTC Stock				-313.42	-8,473.49
40112 - Mutual Funds					0.00
Total 40112 - Mutual Funds					0.00
40114-Income-Other Exchanges					-537.68
Total 40114-Income-Other Exchanges					-537.68
40120 - Income NYSE Options					0.00

General Ledger

As of December 31, 2008

Date	Name	Split	Amount	Balance
Total 40120 - Income NYSE Options				0.00
40125 - All other Comm.				0.00
Total 40125 - All other Comm.				0.00
40126-Income - Non Trades				-100.00
Total 40126-Income - Non Trades				-100.00
40127 - Consulting Income				0.00
Total 40127 - Consulting Income				0.00
42000-Investment P/L				0.00
Total 42000-Investment P/L				0.00
44000-Interest on Deposit				-40.78
12/31/2008	Southwest Securities	11201-SWS Clea...	-0.20	-40.98
Total 44000-Interest on Deposit			-0.20	-40.98
44001-Interest on Company A/C				-34.22
12/31/2008	Southwest Securities	11200-SSE CEF ...	-0.01	-34.23
Total 44001-Interest on Company A/C			-0.01	-34.23
44002 - Miscellaneous Income				0.00
Total 44002 - Miscellaneous Income				0.00
44003 - Credit/Margin Interest				-47.86
Total 44003 - Credit/Margin Interest				-47.86
44004 - Dividend Income				-58.75
Total 44004 - Dividend Income				-58.75
61600-Commissions Paid				15,223.69
Total 61600-Commissions Paid				15,223.69
61601-Broker Clearance Paid				22,216.56
12/26/2008	Southwest Securities	40109-Income-O...	135.00	22,351.56
12/26/2008	Southwest Securities	63300 - Broker C...	275.92	22,627.48
Total 61601-Broker Clearance Paid			410.92	22,627.48
63200-Interest Expense				0.07
12/1/2008	Southwest Securities	11200-SSE CEF ...	-0.01	0.06
Total 63200-Interest Expense			-0.01	0.06
63250 - Postage/Delivery				0.00
Total 63250 - Postage/Delivery				0.00
63300 - Broker Compliance				4,047.89
12/26/2008	Broker Compliance	-SPLIT-	300.00	4,347.89
Total 63300 - Broker Compliance			300.00	4,347.89
75000 - NASD Membership				0.00
Total 75000 - NASD Membership				0.00
75100 - NASD Renewals				0.00
Total 75100 - NASD Renewals				0.00
75200 - SIPC Expense				0.00
Total 75200 - SIPC Expense				0.00
75300-Foreign Withholding Exp				0.11
Total 75300-Foreign Withholding Exp				0.11
63400 - G/L Investments				0.00
Total 63400 - G/L Investments				0.00
No accnt				0.00

General Ledger

As of December 31, 2008

	Date	Name	Split	Amount	Balance
Total no accnt					0.00
TOTAL				0.00	0.00

General Ledger

As of December 31, 2008

Date	Name	Split	Amount	Balance
11200-SSE CEF Money Market				1,395.71
1/9/2008	Southwest Securities	61601-Broker Cle...	-35.00	1,360.71
1/9/2008	Jurgen Dodgin	61600-Commissi...	-1,200.00	160.71
1/22/2008	Southwest Securities	40126-Income - ...	100.00	260.71
1/22/2008	Southwest Securities	40109-Income-O...	1,499.24	1,759.95
1/31/2008	Southwest Securities	44001-Interest on...	2.63	1,762.58
2/26/2008	Southwest Securities	40109-Income-O...	4,569.21	6,331.79
2/26/2008	Southwest Securities	61601-Broker Cle...	750.15	7,081.94
2/29/2008	Southwest Securities	44004 - Dividend ...	4.93	7,086.87
3/3/2008	Jurgen Dodgin	61600-Commissi...	-5,300.00	1,786.87
3/3/2008	Southwest Securities	61601-Broker Cle...	-35.00	1,751.87
3/3/2008	Jurgen Dodgin	61600-Commissi...	-1,500.00	251.87
3/5/2008	Jurgen Dodgin	61600-Commissi...	-150.00	101.87
3/25/2008	Southwest Securities	40109-Income-O...	2,182.05	2,283.92
3/25/2008	Broker Compliance	63300 - Broker C...	-1,200.00	1,083.92
3/25/2008	Southwest Securities	61601-Broker Cle...	332.50	1,416.42
3/31/2008	Southwest Securities	44001-Interest on...	1.79	1,418.21
4/3/2008	Southwest Securities	44004 - Dividend ...	0.31	1,418.52
4/3/2008	Southwest Securities	61600-Commissi...	-1,383.21	35.31
4/3/2008	Southwest Securities	61601-Broker Cle...	-35.00	0.31
4/22/2008	Southwest Securities	40109-Income-O...	570.86	571.17
4/22/2008	Broker Compliance	63300 - Broker C...	-635.37	-64.20
4/30/2008	Southwest Securities	20000 - Payable ...	64.51	0.31
5/27/2008	Southwest Securities	40109-Income-O...	679.66	679.97
5/27/2008	Southwest Securities	63300 - Broker C...	-402.03	277.94
5/30/2008	Southwest Securities	44001-Interest on...	0.04	277.98
6/24/2008	Southwest Securities	40109-Income-O...	998.12	1,276.10
6/24/2008	Southwest Securities	61601-Broker Cle...	-20.00	1,256.10
6/30/2008	Southwest Securities	44001-Interest on...	0.70	1,256.80
7/22/2008	Southwest Securities	40109-Income-O...	2,216.45	3,473.25
7/22/2008	Southwest Securities	63300 - Broker C...	-675.00	2,798.25
7/30/2008	Southwest Securities	61601-Broker Cle...	-35.00	2,763.25
7/30/2008	Southwest Securities	61600-Commissi...	-2,500.00	263.25
7/31/2008	Southwest Securities	44001-Interest on...	2.35	265.60
7/31/2008	Southwest Securities	61601-Broker Cle...	-0.71	264.89
8/4/2008	Southwest Securities	44001-Interest on...	0.71	265.60
8/26/2008	Southwest Securities	40109-Income-O...	902.03	1,167.63
8/26/2008	Broker Compliance	63300 - Broker C...	-300.00	867.63
8/27/2008	Jurgen Dodgin	61600-Commissi...	-150.00	717.63
8/29/2008	Southwest Securities	44001-Interest on...	0.36	717.99
8/29/2008	Southwest Securities	61601-Broker Cle...	-35.00	682.99
8/29/2008	Jurgen Dodgin	61600-Commissi...	-682.63	0.36
8/29/2008	Tefra Withholding	75300-Foreign Wi...	-0.11	0.25
9/4/2008	Southwest Securities	44001-Interest on...	0.11	0.36
9/23/2008	Southwest Securities	40109-Income-O...	1,236.88	1,237.24
9/23/2008	Southwest Securities	44003 - Credit/Ma...	20.61	1,257.85
9/26/2008	Jurgen Dodgin	-SPLIT-	-1,200.00	57.85
9/26/2008	Southwest Securities	11200-SSE CEF ...	-22.85	35.00
9/26/2008	Southwest Securities	11200-SSE CEF ...	-35.00	0.00
9/30/2008	Southwest Securities	44001-Interest on...	0.19	0.19
9/30/2008	Southwest Securities	63200-Interest Ex...	-0.06	0.13
10/1/2008	Southwest Securities	44001-Interest on...	0.06	0.19
10/28/2008	Southwest Securities	40109-Income-O...	1,722.89	1,723.08
10/28/2008	Southwest Securities	44003 - Credit/Ma...	-572.75	1,150.33
10/30/2008	Jurgen Dodgin	61600-Commissi...	-1,100.00	50.33
10/30/2008	Southwest Securities	61601-Broker Cle...	-35.00	15.33
11/28/2008	Southwest Securities	44001-Interest on...	0.02	15.35
11/28/2008	Southwest Securities	63200-Interest Ex...	-0.01	15.34
12/1/2008	Southwest Securities	63200-Interest Ex...	0.01	15.35
12/31/2008	Southwest Securities	44001-Interest on...	0.01	15.36
Total 11200-SSE CEF Money Market			-1,380.35	15.36
11201-SWS Clearing Deposit				6,460.76
1/30/2008	Southwest Securities	-SPLIT-	2.94	6,463.70
1/30/2008	Southwest Securities	11201-SWS Clea...	14.99	6,478.69
2/28/2008	Southwest Securities	-SPLIT-	2.43	6,481.12
2/28/2008	Southwest Securities	11201-SWS Clea...	11.09	6,492.21
3/28/2008	Southwest Securities	44000-Interest on...	2.08	6,494.29

General Ledger

As of December 31, 2008

	Date	Name	Split	Amount	Balance
	3/31/2008	Southwest Securities	44004 - Dividend ...	10.47	6,504.76
	4/29/2008	Southwest Securities	44000-Interest on...	1.81	6,506.57
	4/30/2008	Southwest Securities	44004 - Dividend ...	8.94	6,515.51
	5/29/2008	Southwest Securities	44000-Interest on...	1.39	6,516.90
	5/30/2008	Southwest Securities	44004 - Dividend ...	8.02	6,524.92
	6/30/2008	Southwest Securities	44000-Interest on...	7.04	6,531.96
	6/30/2008	Southwest Securities	44001-Interest on...	1.18	6,533.14
	7/30/2008	Southwest Securities	44000-Interest on...	1.15	6,534.29
	8/1/2008	Southwest Securities	44000-Interest on...	5.90	6,540.19
	8/29/2008	Southwest Securities	44000-Interest on...	5.70	6,545.89
	9/30/2008	Southwest Securities	44000-Interest on...	6.44	6,552.33
	10/31/2008	Southwest Securities	44000-Interest on...	3.07	6,555.40
	11/28/2008	Southwest Securities	44000-Interest on...	0.83	6,556.23
	12/31/2008	Southwest Securities	44000-Interest on...	0.20	6,556.43
Total 11201-SWS Clearing Deposit				95.67	6,556.43
11300 - Securities Owned					0.00
Total 11300 - Securities Owned					0.00
11400 - Unrealized G/L					0.00
Total 11400 - Unrealized G/L					0.00
20000 - Payable SW Securities					0.00
	4/30/2008	Southwest Securities	11200-SSE CEF ...	-64.51	-64.51
	5/27/2008	Southwest Securities	63300 - Broker C...	64.51	0.00
	11/24/2008	Southwest Securities	44001-Interest on...	-275.92	-275.92
	12/26/2008	Southwest Securities	40109-Income-O...	178.42	-97.50
	12/26/2008	Southwest Securities	63300 - Broker C...	-575.92	-673.42
Total 20000 - Payable SW Securities				-673.42	-673.42
20050 - Accounts Payable					0.00
Total 20050 - Accounts Payable					0.00
39004-Capital Stock					-8,000.00
Total 39004-Capital Stock					-8,000.00
39005-Retained Earnings					7,232.63
Total 39005-Retained Earnings					7,232.63
39006-Paid in Capital					-7,000.00
Total 39006-Paid in Capital					-7,000.00
Opening Bal Equity					0.00
Total Opening Bal Equity					0.00
Retained Earnings					-89.10
Total Retained Earnings					-89.10
40101- Income NYSE Stocks					0.00
Total 40101- Income NYSE Stocks					0.00
40103-Income ASE Options					0.00
	1/22/2008	Southwest Securities	40109-Income-O...	-35.00	-35.00
Total 40103-Income ASE Options				-35.00	-35.00
40104 - Income Margin Interest					0.00
Total 40104 - Income Margin Interest					0.00
40106 - Other Options					0.00
	1/22/2008	Southwest Securities	40109-Income-O...	-213.58	-213.58
	2/26/2008	Southwest Securities	40109-Income-O...	-580.89	-794.47
	3/25/2008	Southwest Securities	40109-Income-O...	-70.72	-865.19
	6/24/2008	Southwest Securities	40109-Income-O...	-35.00	-900.19
	7/22/2008	Southwest Securities	40109-Income-O...	-44.26	-944.45
Total 40106 - Other Options				-944.45	-944.45
40107-Income-Other Markets					0.00
	2/26/2008	Southwest Securities	40109-Income-O...	-155.90	-155.90

General Ledger

As of December 31, 2008

Date	Name	Split	Amount	Balance
6/24/2008	Southwest Securities	40109-Income-O...	-138.61	-294.51
Total 40107-Income-Other Markets			-294.51	-294.51
40108-Income CBOE				0.00
1/22/2008	Southwest Securities	40109-Income-O...	-3,249.17	-3,249.17
2/26/2008	Southwest Securities	40109-Income-O...	-5,629.78	-8,878.95
3/25/2008	Southwest Securities	40109-Income-O...	-4,122.33	-13,001.28
4/22/2008	Southwest Securities	40109-Income-O...	-1,886.00	-14,887.28
5/27/2008	Southwest Securities	40109-Income-O...	-1,849.00	-16,736.28
6/24/2008	Southwest Securities	40109-Income-O...	-1,838.00	-18,574.28
7/22/2008	Southwest Securities	40109-Income-O...	-3,704.50	-22,278.78
8/26/2008	Southwest Securities	40109-Income-O...	-2,151.40	-24,430.18
9/23/2008	Southwest Securities	40109-Income-O...	-3,262.00	-27,692.18
10/28/2008	Southwest Securities	40109-Income-O...	-1,982.00	-29,674.18
Total 40108-Income CBOE			-29,674.18	-29,674.18
40109-Income-OTC Stock				0.00
1/22/2008	Southwest Securities	-SPLIT-	-421.24	-421.24
2/26/2008	Southwest Securities	-SPLIT-	-3,203.64	-3,624.88
3/25/2008	Southwest Securities	-SPLIT-	-953.82	-4,578.70
4/22/2008	Southwest Securities	-SPLIT-	-44.36	-4,623.06
5/27/2008	Southwest Securities	-SPLIT-	-188.41	-4,811.47
6/24/2008	Southwest Securities	-SPLIT-	-475.26	-5,286.73
7/22/2008	Southwest Securities	-SPLIT-	-577.04	-5,863.77
8/26/2008	Southwest Securities	-SPLIT-	-340.38	-6,204.15
9/23/2008	Southwest Securities	-SPLIT-	-371.38	-6,575.53
10/28/2008	Southwest Securities	-SPLIT-	-1,584.54	-8,160.07
12/26/2008	Southwest Securities	-SPLIT-	-313.42	-8,473.49
Total 40109-Income-OTC Stock			-8,473.49	-8,473.49
40112 - Mutual Funds				0.00
Total 40112 - Mutual Funds				0.00
40114-Income-Other Exchanges				0.00
3/25/2008	Southwest Securities	40109-Income-O...	-360.18	-360.18
7/22/2008	Southwest Securities	40109-Income-O...	-93.65	-453.83
10/28/2008	Southwest Securities	40109-Income-O...	-83.85	-537.68
Total 40114-Income-Other Exchanges			-537.68	-537.68
40120 - Income NYSE Options				0.00
Total 40120 - Income NYSE Options				0.00
40125 - All other Comm.				0.00
Total 40125 - All other Comm.				0.00
40126-Income - Non Trades				0.00
1/22/2008	Southwest Securities	11200-SSE CEF ...	-100.00	-100.00
Total 40126-Income - Non Trades			-100.00	-100.00
40127 - Consulting Income				0.00
Total 40127 - Consulting Income				0.00
42000-Investment P/L				0.00
Total 42000-Investment P/L				0.00
44000-Interest on Deposit				0.00
1/30/2008	Southwest Securities	11201-SWS Clea...	-2.94	-2.94
2/28/2008	Southwest Securities	11201-SWS Clea...	-2.43	-5.37
3/28/2008	Southwest Securities	11201-SWS Clea...	-2.08	-7.45
4/29/2008	Southwest Securities	11201-SWS Clea...	-1.81	-9.26
5/29/2008	Southwest Securities	11201-SWS Clea...	-1.39	-10.65
6/30/2008	Southwest Securities	11201-SWS Clea...	-7.04	-17.69
7/30/2008	Southwest Securities	11201-SWS Clea...	-1.15	-18.84
8/1/2008	Southwest Securities	11201-SWS Clea...	-5.90	-24.74
8/29/2008	Southwest Securities	11201-SWS Clea...	-5.70	-30.44
9/30/2008	Southwest Securities	11201-SWS Clea...	-6.44	-36.88
10/31/2008	Southwest Securities	11201-SWS Clea...	-3.07	-39.95
11/28/2008	Southwest Securities	11201-SWS Clea...	-0.83	-40.78

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2008

Date	Name	Split	Amount	Balance
12/31/2008	Southwest Securities	11201-SWS Clea...	-0.20	-40.98
Total 44000-Interest on Deposit			-40.98	-40.98
44001-Interest on Company A/C				0.00
1/31/2008	Southwest Securities	11200-SSE CEF ...	-2.63	-2.63
3/31/2008	Southwest Securities	11200-SSE CEF ...	-1.79	-4.42
5/30/2008	Southwest Securities	11200-SSE CEF ...	-0.04	-4.46
6/30/2008	Southwest Securities	11200-SSE CEF ...	-0.70	-5.16
6/30/2008	Southwest Securities	11201-SWS Clea...	-1.18	-6.34
7/31/2008	Southwest Securities	11200-SSE CEF ...	-2.35	-8.69
8/4/2008	Southwest Securities	11200-SSE CEF ...	-0.71	-9.40
8/29/2008	Southwest Securities	11200-SSE CEF ...	-0.36	-9.76
9/4/2008	Southwest Securities	11200-SSE CEF ...	-0.11	-9.87
9/30/2008	Southwest Securities	11200-SSE CEF ...	-0.19	-10.06
10/1/2008	Southwest Securities	11200-SSE CEF ...	-0.06	-10.12
11/24/2008	Southwest Securities	-SPLIT-	-24.08	-34.20
11/28/2008	Southwest Securities	11200-SSE CEF ...	-0.02	-34.22
12/31/2008	Southwest Securities	11200-SSE CEF ...	-0.01	-34.23
Total 44001-Interest on Company A/C			-34.23	-34.23
44002 - Miscellaneous Income				0.00
Total 44002 - Miscellaneous Income				0.00
44003 - Credit/Margin Interest				0.00
9/23/2008	Southwest Securities	11200-SSE CEF ...	-20.61	-20.61
10/28/2008	Southwest Securities	-SPLIT-	-27.25	-47.86
Total 44003 - Credit/Margin Interest			-47.86	-47.86
44004 - Dividend Income				0.00
1/30/2008	Southwest Securities	11201-SWS Clea...	-14.99	-14.99
2/28/2008	Southwest Securities	11201-SWS Clea...	-11.09	-26.08
2/29/2008	Southwest Securities	11200-SSE CEF ...	-4.93	-31.01
3/31/2008	Southwest Securities	11201-SWS Clea...	-10.47	-41.48
4/3/2008	Southwest Securities	11200-SSE CEF ...	-0.31	-41.79
4/30/2008	Southwest Securities	11201-SWS Clea...	-8.94	-50.73
5/30/2008	Southwest Securities	11201-SWS Clea...	-8.02	-58.75
Total 44004 - Dividend Income			-58.75	-58.75
61600-Commissions Paid				0.00
1/9/2008	Jurgen Dodgin	11200-SSE CEF ...	1,200.00	1,200.00
3/3/2008	Jurgen Dodgin	11200-SSE CEF ...	5,300.00	6,500.00
3/3/2008	Jurgen Dodgin	11200-SSE CEF ...	1,500.00	8,000.00
3/5/2008	Jurgen Dodgin	11200-SSE CEF ...	150.00	8,150.00
4/3/2008	Southwest Securities	11200-SSE CEF ...	1,383.21	9,533.21
7/30/2008	Southwest Securities	11200-SSE CEF ...	2,500.00	12,033.21
8/27/2008	Jurgen Dodgin	11200-SSE CEF ...	150.00	12,183.21
8/29/2008	Jurgen Dodgin	11200-SSE CEF ...	682.63	12,865.84
9/26/2008	Jurgen Dodgin	11200-SSE CEF ...	1,200.00	14,065.84
9/26/2008	Southwest Securities	11200-SSE CEF ...	22.85	14,088.69
9/26/2008	Southwest Securities	11200-SSE CEF ...	35.00	14,123.69
10/30/2008	Jurgen Dodgin	11200-SSE CEF ...	1,100.00	15,223.69
Total 61600-Commissions Paid			15,223.69	15,223.69
61601-Broker Clearance Paid				0.00
1/9/2008	Southwest Securities	11200-SSE CEF ...	35.00	35.00
1/22/2008	Southwest Securities	40109-Income-O...	2,419.75	2,454.75
2/26/2008	Southwest Securities	40109-Income-O...	5,001.00	7,455.75
2/26/2008	Southwest Securities	11200-SSE CEF ...	-750.15	6,705.60
3/3/2008	Southwest Securities	11200-SSE CEF ...	35.00	6,740.60
3/25/2008	Southwest Securities	40109-Income-O...	3,325.00	10,065.60
3/25/2008	Southwest Securities	11200-SSE CEF ...	-332.50	9,733.10
4/3/2008	Southwest Securities	11200-SSE CEF ...	35.00	9,768.10
4/22/2008	Southwest Securities	40109-Income-O...	1,359.50	11,127.60
5/27/2008	Southwest Securities	40109-Income-O...	1,357.75	12,485.35
6/24/2008	Southwest Securities	40109-Income-O...	1,488.75	13,974.10
6/24/2008	Southwest Securities	11200-SSE CEF ...	20.00	13,994.10
7/22/2008	Southwest Securities	40109-Income-O...	2,203.00	16,197.10
7/30/2008	Southwest Securities	11200-SSE CEF ...	35.00	16,232.10

General Ledger

As of December 31, 2008

	Date	Name	Split	Amount	Balance
	7/31/2008	Southwest Securities	11200-SSE CEF ...	0.71	16,232.81
	8/26/2008	Southwest Securities	40109-Income-O...	1,589.75	17,822.56
	8/29/2008	Southwest Securities	11200-SSE CEF ...	35.00	17,857.56
	9/23/2008	Southwest Securities	40109-Income-O...	2,396.50	20,254.06
	10/28/2008	Southwest Securities	40109-Income-O...	1,927.50	22,181.56
	10/30/2008	Southwest Securities	11200-SSE CEF ...	35.00	22,216.56
	12/26/2008	Southwest Securities	40109-Income-O...	135.00	22,351.56
	12/26/2008	Southwest Securities	63300 - Broker C...	275.92	22,627.48
Total 61601-Broker Clearance Paid				22,627.48	22,627.48
63200-Interest Expense					0.00
	9/30/2008	Southwest Securities	11200-SSE CEF ...	0.06	0.06
	11/28/2008	Southwest Securities	11200-SSE CEF ...	0.01	0.07
	12/1/2008	Southwest Securities	11200-SSE CEF ...	-0.01	0.06
Total 63200-Interest Expense				0.06	0.06
63250 - Postage/Delivery					0.00
Total 63250 - Postage/Delivery					0.00
63300 - Broker Compliance					0.00
	3/25/2008	Broker Compliance	11200-SSE CEF ...	1,200.00	1,200.00
	4/22/2008	Broker Compliance	11200-SSE CEF ...	635.37	1,835.37
	5/27/2008	Broker Compliance	-SPLIT-	337.52	2,172.89
	7/22/2008	Southwest Securities	11200-SSE CEF ...	675.00	2,847.89
	8/26/2008	Broker Compliance	11200-SSE CEF ...	300.00	3,147.89
	10/28/2008	Southwest Securities	44003 - Credit/Ma...	600.00	3,747.89
	11/24/2008	Broker Compliance	44001-Interest on...	300.00	4,047.89
	12/26/2008	Broker Compliance	-SPLIT-	300.00	4,347.89
Total 63300 - Broker Compliance				4,347.89	4,347.89
75000 - NASD Membership					0.00
Total 75000 - NASD Membership					0.00
75100 - NASD Renewals					0.00
Total 75100 - NASD Renewals					0.00
75200 - SIPC Expense					0.00
Total 75200 - SIPC Expense					0.00
75300-Foreign Withholding Exp					0.00
	8/29/2008	Tefra Withholding	11200-SSE CEF ...	0.11	0.11
Total 75300-Foreign Withholding Exp				0.11	0.11
63400 - G/L Investments					0.00
Total 63400 - G/L Investments					0.00
No accnt					0.00
Total no accnt					0.00
TOTAL				**0.00**	**0.00**

01/25/09
Accrual Basis

Balance Sheet

As of December 31, 2008

	Dec 31, 08
ASSETS	
Current Assets	
Checking/Savings	
11200-SSE CEF Money Market	15.36
11201-SWS Clearing Deposit	6,556.43
Total Checking/Savings	6,571.79
Total Current Assets	6,571.79
TOTAL ASSETS	**6,571.79**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
20000 - Payable SW Securities	673.42
Total Other Current Liabilities	673.42
Total Current Liabilities	673.42
Total Liabilities	673.42
Equity	
39004-Capital Stock	8,000.00
39005-Retained Earnings	-7,232.63
39006-Paid in Capital	7,000.00
Retained Earnings	89.10
Net Income	-1,958.10
Total Equity	5,898.37
TOTAL LIABILITIES & EQUITY	**6,571.79**

6:33 PM
01/25/09
Accrual Basis

Doding & Partners Brokerage, Inc.
Profit & Loss YTD Comparison
December 2008

	Dec 08	Jan - Dec 08
Ordinary Income/Expense		
Income		
40103-Income ASE Options	0.00	35.00
40106 - Other Options	0.00	944.45
40107-Income-Other Markets	0.00	294.51
40108-Income CBOE	0.00	29,674.18
40109-Income-OTC Stock	313.42	8,473.49
40114-Income-Other Exchanges	0.00	537.68
40126-Income - Non Trades	0.00	100.00
44000-Interest on Deposit	0.20	40.98
44001-Interest on Company A/C	0.01	34.23
44003 - Credit/Margin Interest	0.00	47.86
44004 - Dividend Income	0.00	58.75
Total Income	313.63	40,241.13
Expense		
61600-Commissions Paid	0.00	15,223.69
61601-Broker Clearance Paid	410.92	22,627.48
63200-Interest Expense	-0.01	0.06
63300 - Broker Compliance	300.00	4,347.89
75300-Foreign Withholding Exp	0.00	0.11
Total Expense	710.91	42,199.23
Net Ordinary Income	-397.28	-1,958.10
Net Income	**-397.28**	**-1,958.10**

01/25/09
Accrual Basis

Doding & Partners Brokerage, Inc.
Trial Balance
As of December 31, 2008

	Dec 31, 08	
	Debit	Credit
11200-SSE CEF Money Market	15.36	
11201-SWS Clearing Deposit	6,556.43	
11300 - Securities Owned	0.00	
11400 - Unrealized G/L	0.00	
20000 - Payable SW Securities		673.42
20050 - Accounts Payable	0.00	
39004-Capital Stock		8,000.00
39005-Retained Earnings	7,232.63	
39006-Paid in Capital		7,000.00
Retained Earnings		89.10
40103-Income ASE Options		35.00
40106 - Other Options		944.45
40107-Income-Other Markets		294.51
40108-Income CBOE		29,674.18
40109-Income-OTC Stock		8,473.49
40114-Income-Other Exchanges		537.68
40126-Income - Non Trades		100.00
44000-Interest on Deposit		40.98
44001-Interest on Company A/C		34.23
44003 - Credit/Margin Interest		47.86
44004 - Dividend Income		58.75
61600-Commissions Paid	15,223.69	
61601-Broker Clearance Paid	22,627.48	
63200-Interest Expense	0.06	
63300 - Broker Compliance	4,347.89	
75300-Foreign Withholding Exp	0.11	
TOTAL	56,003.65	56,003.65

Allgemeine Auftragsbedingungen

für

Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften

vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

END